FILED
APR 07 2003
C 7657-99
Dean Heller
Secretary of State

DEAN HELLER

Secretary of State

202 North Carson Street
Carson City, Nevada 89701-4201

Certificate of Amendment
PURSUANT TO NRS 78.385 and
78.390

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: THE AMERICAN WEST.COM, INC.

2. The articles have been amended as follows (provide article numbers, if available):

   Article 1: Name of Corporation should read: WordLogic Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is   51% plus   .

4. Signatures (Required):

\s\ John Schaffer
President